Exhibit 99.1

Arrival Extraordinary General Meeting Approved All Proposals

LUXEMBOURG – April 10, 2023 – Arrival, (Nasdaq: ARVL) (“Arrival” or the “Company”), held an extraordinary general meeting of shareholders (“EGM”) on April 6, 2023, and shareholders approved all of the resolutions proposed by the Arrival board of directors.

Among other resolutions, the EGM approved a share consolidation of all the shares of the Company by means of a reverse stock split at a consolidation ratio of 1-for-50 (the “Consolidation Ratio”) as subsequently determined by the board of directors of the Company. All resolutions set out in the convening notice published on March 16 and updated on March 30, 2023 were duly passed, including approval of:

i.

Reduction in the share capital of the Company by an amount of USD 83,525,590.13 so as to reduce it from its current amount of USD 83,682,122.35 to USD 156,532.22 without cancellation of shares (the “Share Capital Reduction”) and to allocate the proceeds of such capital reduction to a newly created free reserve.

ii.

Amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the Share Capital Reduction and the reduction of the accounting par value of the shares of the Company resulting from such Share Capital Reduction.

iii.

A share consolidation of all the shares of the Company, having an accounting par value (the “Existing Shares”), by means of a reverse stock split at the Consolidation Ratio, to be implemented on such date as decided by the board of directors of the Company, and the round-up treatment of Existing Shares that cannot be consolidated into a whole number of consolidated shares.

iv.

Amendment to the first paragraphs of articles 5 and 6 of the articles of association of the Company in order to reflect the above resolutions, and the delegation of all and any powers to the board of directors of the Company to update the number of shares in such articles 5 and 6 of the articles of association of the Company following determination of the Consolidation Ratio.

v.

Delegation of all powers to the board of directors of the Company to implement the foregoing, including to set the Consolidation Ratio, to set the effective date of consolidation of the existing shares of the Company, to issue shares under the authorised capital of the Company or to allocate shares held in treasury by the Company, to confirm the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, to update the share register of the Company and to do any and all formalities in connection therewith.

vi.

Appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo made on November 23, 2022 in accordance with article 441-2 of the Luxembourg law on commercial companies dated August 10, 1915, as amended.

Further details can be found in the minutes of the EGM available on Arrival’s website, linked here.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Contacts:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com